Single Touch Systems Inc.
100 Town Square Place, Suite 204
Jersey City, New Jersey 07310

March 19, 2013

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mark P. Shuman and Allicia Lam

	Re:	Single Touch Systems Inc.
Post-Effective Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-170593)
Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-175119)
Post-Effective Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-172844)

Ladies and Gentlemen:

Single Touch Systems Inc. (the "Company") hereby responds to the Staff's two oral comments of March 8, 2013 directed to items on the respective Prospectus cover pages of the three post-effective amendments identified above.

The Company would propose to file further post-effective amendments to make the following changes, if it should appear that these changes are responsive to the Staff’s concerns.  The same sort of changes would apply to each of these files.

1.	Language of the following sort:

“Subject to Completion, Dated February 28, 2013

PROSPECTUS

SINGLE TOUCH SYSTEMS INC.

INITIALLY REGISTERED FOR RESALE: 12,180,642 Shares

STILL AVAILABLE FOR RESALE: 11,180,642 Shares
(8,407,007 Currently-Outstanding Shares and 2,773,635 Shares Underlying Warrants)

Common Stock
This prospectus relates to an aggregate of up to 12,180,642 shares of our common stock which may be resold from time to time by the selling stockholders identified in this prospectus. The selling stockholders may sell common

Securities and Exchange Commission
March 19, 2013

stock from time to time in the open market (at the prevailing market price) or in negotiated transactions. Of the 12,180,642 total shares, 8,407,007 shares and 3,773,635 shares underling warrants were outstanding on July 18, 2011, the date of the original prospectus. On the date of this updated Prospectus, 8,407,007 outstanding shares, and 2,773,635 shares underlying outstanding warrants, remained available for resale under the registration statement.”

would be revised to read in the following manner:

“Subject to Completion, Dated March __, 2013

PROSPECTUS

SINGLE TOUCH SYSTEMS INC.

11,180,642 Shares
(8,407,007 Currently-Outstanding Shares and 2,773,635 Shares Underlying Warrants)

Common Stock

This prospectus relates to an aggregate of up to 11,180,642 shares of our common stock which may be resold from time to time by the selling stockholders identified in this prospectus. The selling stockholders may sell common stock from time to time in the open market (at the prevailing market price) or in negotiated transactions. Of the 11,180,642 total shares, there are 8,407,007 outstanding shares and 2,773,635 shares underlying outstanding warrants available for resale under the registration statement as of the date of this updated Prospectus.”

2.	Language of the following sort:

“We have several outstanding and pending registration statements for the resale of our common stock by various selling stockholders, as summarized in the following table:

Registration Statement Number		Shares of Outstanding Common Stock Originally Registered for Resale (1)	Shares of Common Stock Underlying Outstanding Warrants or Convertible Notes, Originally Registered for Resale (1)	Total Shares Originally Registered for Resale (1)	Shares of Outstanding Common Stock Remaining Registered for Resale (2)	Shares of Common Stock Underlying Outstanding Warrants or Convertible Notes Remaining Registered for Resale (2)	Total Shares Remaining Registered For Resale (2)
333-170593		7,255,000	0	7,255,000	7,255,000	0	7,255,000
333-175119		8,407,007	3,773,635	12,180,642	8,407,007	2,773,635	11,180,642
333-172844		203,119	3,075,000	3,278,119	250,000	1,975,000	2,225,000
333-186483	(3)	220,000	20,220,000	20,440,000	380,000	20,060,000	20,440,000
333-186490	(4)	0	5,750,000	5,750,000	0	5,750,000	5,750,000
Total		16,085,126	32,818,635	48,903,761	16,292,007	30,558,635	46,850,642

Securities and Exchange Commission
March 19, 2013

(1)	“Originally” refers to the original effective date of the indicated registration statement.

(2)	“Remaining” refers to the shares remaining available for resale under the indicated registration statement as of the date of this updated prospectus.

(3)
This registration statement has been filed with the Securities and Exchange Commission but as of the date of this updated prospectus has not been declared effective by the Securities and Exchange Commission.

(4)
Of these shares, 3,395,907 are currently outstanding in the hands of the individual who has granted a private call option to the indicated selling stockholder. Such individual has the right to acquire, from us, the additional 2,354,093 shares subject to such private call option.

Registration statement nos. 333-172844 and 333-186490 are for the resale of shares by the same selling stockholder.”

would be revised to read in the following manner:

“We have several outstanding and pending registration statements for the resale of our common stock by various selling stockholders.  In addition to the shares registered for resale under the registration statement of which this Prospectus is a part, there are as of the date of this updated Prospectus 9,480,000 total shares available for resale under two other currently-effective registration statements.  (7,505,000 of those 9,480,000 are currently outstanding shares and the other 1,975,000 shares underlie currently outstanding warrants.)  In addition, under two registration statements which we have filed with the Securities and Exchange Commission but which as of the date of this updated Prospectus have not been declared effective by the Securities and Exchange Commission, we are proposing to register for resale a total of 26,190,000 additional shares (of which 3,775,907 are currently outstanding shares).”

We would appreciate it you could let if know whether these changes would be responsive to the Staff’s concerns.

*           *           *

We acknowledge and confirm to you that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 19, 2013

Should you have any questions or comments with respect to the foregoing, please contact Hayden Trubitt of Stradling Yocca Carlson & Rauth, our outside SEC counsel, at 858-926-3006.

Very truly yours,

By:	/s/ James Orsini
James Orsini
Chief Executive Officer

cc:     Hayden J. Trubitt, Esq.  (Stradling Yocca Carlson & Rauth)